Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

October 20, 2023

Benjamin Holt

Jeffrey Gabor

Shannon Menjivar

Howard Efron

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	American Acquisition Opportunity Inc.
Amendment No. 9 to Registration Statement on Form S-4 Filed October 19, 2023 File No. 333-268817

Dear Mr. Holt, Mr. Gabor, Ms. Menjivar, and Mr. Efron:

On behalf of our client, American Acquisition Opportunity Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the oral comments received October 19, 2023 (the “Comments”) regarding Amendment No. 9 to the Company’s Registration Statement on Form S-4 the “Ninth Amended Registration Statement”). Concurrent herewith, we are filing Amendment No. 10 to the Registration Statement reflecting the changes set forth below (the “Tenth Amended Registration Statement”).  For ease of reference, we have summarized the oral comments received followed by the responses.

Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of Royalty Common Stock

1.	Please add disclosure to this section in accordance with Section 3(b)(2) of Staff Legal Bulletin 19 to state that the disclosure is the opinion of Barnes & Thornburg LLP.

Response: The disclosure has been added in accordance with the Staff’s comment.

2.	Please file a new Exhibit 99.1 showing all of the proposals.

Response: A new Exhibit 99.1 has been filed as an exhibit to the Tenth Amended Registration Statement.

U.S. Securities and Exchange Commission

October 20, 2023

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Joan S. Guilfoyle at (202) 524-8567 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

Joan S. Guilfoyle
Senior Counsel

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